FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated October 14, 2016

Item 1

MATERIAL FACT

Banco Santander, S.A. discloses information in connection with the flexible compensation scheme “Santander Dividendo Elección” (scrip dividend scheme) to be applied to the second 2016 interim dividend. An informative document is enclosed for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading).

Boadilla del Monte (Madrid), October 14, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 14, 2016	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer